UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                       UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                NEXLE CORPORATION
-------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

             DELAWARE                                      52-2303874
------------------------------------       ------------------------------------
       (State or jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

              3250 HATCH ROAD, CEDAR PARK, TEXAS         78613
- -------------------------------------------------  ------------------
      (Address of principal executive offices)          (Zip Code)

Issuer's telephone number, ( 512) 219-3277
                            ----  ---------

Securities to be registered under Section 12(b) of the Act:

- ---------------------------------------------     ------------

- ---------------------------------------------     ------------

Securities to be registered under 12(g) of the Act:

      Title of each class              Name of each exchange on which
      to be so registered              each class is to be registered

Common Shares par value $.0001                     OTC: BB
- --------------------------------------------------------------
                          (Title of Class)

- --------------------------------------------------------------
                          (Title of Class)


                  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                  Total Number of Pages ______
                                                    Exhibit List - Page ______

                                NEXLE CORPORATION

                                TABLE OF CONTENTS
Business......................................................................3

Management Discussion & Analysis or Plan of Operation.........................7

Principal Shareholders........................................................9

Management...................................................................10

Investment Company Act and Other Regulation..................................12

Certain Transactions.........................................................12

Description of Securities....................................................12

Dividend Policy..............................................................13

Stock Transfer Agent.........................................................13

Legal Matters................................................................13

Index to Financial Statements................................................16

Signatures...................................................................32

Index to Exhibits............................................................33

                                    BUSINESS

BUSINESS OVERVIEW

                Nexle Corp., (collectively referred to as "we", the "Company" and "Nexle"), was incorporated on March 18, 1998 under the laws of the State of Delaware as Integrative Technologies Corporation. It was formed for purposes of pursuing and developing technologies. In March 2001 we changed its direction when Mr. Darrell McEver and Mr. Gabriel McEver joined the company on a full time basis. In April 2001 we changed the company name to Nexle Corporation and began focusing on a new business plan. We are a development stage company and have not experienced significant operations since our formation.

                Nexle has developed proprietary and confidential technology and methodologies to aid companies in predicting ongoing product demand and pricing. Nexle will tailor its technologies to suit each client and expects to receive revenues from license royalties and service fees from each customer. Nexle will also derive revenues from other sources such as offering services to "partners" or "special relationship communities" via access to its proprietary technology and methodology and/or Nexle contributing consultations. Nexle may elect to develop additional technologies under the guidance of its Executive Team.

                Nexle has and is continuing to develop proprietary numerical computer models and methodologies with a focus on natural gas and power products that are demand sensitive to weather. As part of this process Nexle has numerical weather models running on our own clustered computing system, that we can focus on any region or market on the planet. We then take the data derived from the weather models and mesh it with other market data then develop specific algorithms to predict energy demand usage. Nexle is able to predict product demand trends for Natural Gas and expects to continue to develop models for Power demand and other markets relating to energy usage as well. Nexle currently has two services ready for release:

                Nexle's U.S. Natural Gas Storage Estimating System "NatCaster" is now available for actual working demonstrations using live data. An online demonstration is available online at Nexle's website: www.nexle.com.

                Nexle's WeatherTailor Service can be custom tailored with market specific data and graphics to fit a customer's needs.


                Nexle currently intends to raise funding through note proceeds from related parties, including shareholders and employees. This business model and direction for Nexle was introduced during 2001, as this new technology and methodology was developed over the past two years by Darrell W. McEver at his own time and expense. Darrell W. McEver has transferred the initial proprietary technology to Nexle at no cost. Future development cost will be borne by Nexle and/or Nexle's clients. Nexle may elect to develop additional technologies under the guidance of Mr. McEver.

                Nexle has set up new offices and began following its new business model. Nexle expects to generate revenues within the next few months. As with most new companies profitability cannot be assured.

REVENUE STREAMS

                Nexle will develop proprietary and confidential technology and methodologies to aid companies in predicting ongoing product demand and pricing. Nexle will tailor it's technologies to suit each client and expects to receive revenues from license royalties and service fees from each customer.

REVENUE POTENTIAL

                Nexle's revenue potential will be limited by the number of our clients and the amount of royalties we expect from each client. We expect most of our clients to be Energy related.

                   o The size of the Energy Business in the United States Market alone is well over 100 Billion dollars a year.
                   o Nexle will initially seek to obtain funding of between $300,000 and $600,000 over the next three to six months from its five principal shareholders.

                Nexle plans to build revenues and profits from a several different avenues:

                   o Weather Technology Data Usage Royalty Agreements.
                   o Specific Market Technology Data Usage and Development
                     Consulting Fees and Royalties.
                   o Profit Sharing Limited Partnerships with companies that
                     wish Nexle to have more of a "hands on" involvement in developing and usage of Nexle Technology.
                   o Offering our service to "special relationship communities"
                     that require our technology to support other avenues of demand analysis, as a service.


COMPETITION

                Presently there are several companies providing Marketing Data in the Energy sector in this country. Here is the Nexle difference:

                  (1) Nexle has the ability to identify what it believes to be opportunities in the energies products pricing patterns that it believes it can identify for it's clients to exploit.
                  (2) Nexle intends to focus it technologies and methodologies on certain types of products and markets, primarily natural gas and power products that are price sensitive to weather.

                We believe we can move strategically into the Energy arena and maintain an advantage by applying and continually improving our proprietary technologies and methodologies.

BUSINESS STRATEGIES

                We will implement the following strategies to achieve our goal of becoming a successful Technology firm.

                (1) Raise additional capital.
                (2) Implement successful technologies and methodologies.
                (3) Reinvesting earnings, if any, back into the Company.
                (4) Keep our overhead and research and development costs under control.

STRATEGIC PARTNERSHIPS AND ALLIANCES

                We may use our technology to develop partnerships or alliances and will keep our business options open for opportunities that may arise in the course of normal business.

MARKETING

                Because Nexle wishes to develop its services on a very tightly secured and refined model, marketing will be small and mainly "hand-to-hand". We will approach companies on a one-to-one basis as we see interest gained or a possible influence to our Company. Nexle will seek to engage a commission based sales force over the next twelve months.

WEB SITE

                Nexle has constructed a company website/server for corporate communications and product demos, as well as investor communication and relations.

                Our investment in Web Site technology may take the form of purchasing off-the-shelf solutions or developing proprietary technology when appropriate.

LARGE SCALE MULTI-PROCESSOR CLUSTERED COMPUTER

                Nexle has started construction of a Multi-Processor Clustered Computer. This computer is expected to grow in size with us. This initial computer system is complete as it runs Nexle's proprietary programs.

INTELLECTUAL PROPERTY

                We have not applied for any patents, trademarks or license as of this time.

EMPLOYEES

                At present, we have 4 employees, Darrell W. McEver, our CEO/President, has an unwritten arrangement to conduct our affairs at minimal compensation for at least one more year. Mr. Richard Wachs has joined Nexle and has assumed the role of V.P. and C.T.O.

EXECUTIVE COMPENSATION

                No Officer/Director has been compensated with salaries or any other form of remuneration.

                Offices/Directors will be reimbursed for any out-of-pocket expenses in the performance of their duties for us.

FACILITIES

                Our executive offices and facilities are located at 3250 Hatch Road, Cedar Park, Texas 78613. Such space consists of 750 Sq. Ft. We have signed a one-year lease in April 2001. Our annual rental is $14,000.00.

           MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

                Nexle will develop proprietary and confidential technology and methodologies to aid companies in predicting ongoing product demand and pricing. Nexle will tailor it's technologies to suit each client and expects to receive revenues from license royalties and service fees from each customer.

                We have completed the first phase of development of our proprietary technology and methodology and expect to begin client demonstrations in the Fall of 2001.

                Nexle has moved into new office space in the Austin Texas area and we started the engineering and construction of our new large Scale Multi-Processor computer and expect this new system to grow and expand with the complexities of the computer models that we run.

RESULTS OF OPERATIONS

Six months ending June 2001 vs. June 2000.

                For the six months ending June 2001, Nexle Corporation generated revenues of $56,221 and had realized gains of $9,766 from the sale of equity securities in one company. For the six months ending June 2000, Nexle Corporation did not generate revenues nor did it have sales. General, administrative, legal and payroll expenses totaled $14,378 for the current period versus $483 for the previous period. We incurred a debt of $16,954 from five principal stockholders; we can issue restricted shares at a value of $0.10 (169,540 shares) to repay the debt. Nexle also earned $109 of interest income from funds held in a money market account.

2000 vs. 1999

                During 2000 we experienced general and administrative expenses of $483 versus $125 for the previous period. During this period Mr. Darrell McEver performed research and development work at his own expense.

1999 vs. 1998

                During 1999 we experienced general and administrative expenses of $125 versus $345 for the previous period. During this period Mr. Darrell McEver performed research and development work at his own expense.

LIQUIDITY AND FINANCIAL RESOURCES

                We have not generated profits since our inception in 1998. At the end of June, 2001 we incurred a debt of $16,954 from the five principal stockholders; we can issue restricted shares at a value of $0.10 (169,540 shares) to repay the debt. We currently have total liquid assets of $9,053.

                We are of the opinion that the 5 principal shareholders will loan us $300,000 to $600,000 over the next 3-6 months along similar terms with the value of the share price to be as a percentage of the current market price. We cannot guarantee that we can raise enough money to be successful in our trading efforts not can we guarantee that even if we were successful in raising the necessary capital from our principal stockholders or other sources for that matter that our trading model will be successful.

FORWARD-LOOKING INFORMATION

                Certain statements in this document are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. We make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

                PRINCIPAL SHAREHOLDERS

                The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 16, 2001, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares. Total number of shares authorized is 50,000,000 shares of Common Stock, each of which is $.0001 per share par value. Out of a total of 16,838,000 shares of Common Stock, which have been issued and are outstanding, the principal shareholders own 15,000,000 shares of Common Stock as follows:

                Shares Beneficially Owned           Number        Percent
                                                    ------        -------
                Darrell W. McEver(1)               3,000,000         17.7%
                Rte. 5 Box 131A45
                Trinity, TX 75862

                John R. Barnard(1)                 3,000,000         17.7%
                1003 Ridgemont
                Round Rock, TX 78664

                Gabriel W. McEver(1)               3,000,000         17.7%
                222 Suncrest B'lvd.
                Savannah, GA 31410

                John A. West                       3,000,000         17.7%
                2415 Vintage Circle
                Richmond, TX 77469

                Richard Wachs                      3,000,000         17.7%
                1320 Pachea Trail
                Austin, TX 78726

                Directors and officers as a group  9,000,000 shares

(1) Directors and Officers

                              MANAGEMENT

                There are currently two (2) occupied seats on the Board of Directors. The following table sets forth information with respect to the directors and executive officers.

                                  DATE SERVICE
NAME                          AGE           OFFICE                 COMMENCED
- ----------------------------------------------------------------------------
Darrell W. McEver*            50         Chairman, President       April, 2001
John R. Barnard*              34         V. President, Director    March, 1998
Gabriel W. McEver             27         V. President              March, 2001
Richard E. Wachs              56         V. President              July,  2001

* Indicates Board Member

                All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

                The Officers and Directors of the Company are set forth below.

                DARRELL W. MCEVER
                Chairman, CEO & President

                Mr. Darrell W. McEver has over twenty-five years experience in the oil and gas and petro-chemical business and technology sector. Mr. McEver was Vice-President of McEver Engineering (later Science Management-SMC-McEver) in Houston Texas, an engineering and construction company. Mr. McEver authored the Petro-Chem series CAD system as president of Automated Graphics, Inc. Mr. McEver has served as Vice-President of Clearview Technologies, Inc., Austin, Texas, COO/Senior Vice-President of Greenleaf Technologies, Inc., Austin Texas and most recently CEO of McEver Technologies, Inc.

                         Page 10
                JOHN R. BARNARD
                Senior Vice President/Founder

                Mr. Barnard has eight years experience in the high tech and Internet sectors. Prior to 1991, Mr. Barnard served his country for four years in the United States Navy. Mr. Barnard then moved on to attend Southwest Texas State University in San Marcos. Mr. Barnard held positions such as V.P. of Marketing for WebEver Productions of Lago Vista, Texas, and Director of Marketing for Micro-X of Cleveland, Ohio before founding Integrative Technologies Corporation. Mr. Barnard has worked in conjunction with many companies to facilitate the funding and promotion of new products and to assist entrepreneurs in start-up enterprises and acquisitions.

                Richard E. Wachs
                Vice President - Chief Technology Officer

                Mr. Wachs has thirty years experience developing complex decision support computer systems. His technical experience ranges from creating a first-of-its-kind Automated Remote Maintenance System, to inventing piracy protection processes and software, and leading the development of a geographically distributed communications test bed. His management responsibilities have included Technical Director for the development of a $120 million Command, Control, and Communications test system for the U.S. Joint Services and CEO and Chairman of a publicly traded emerging technology company.


                GABRIEL W. MCEVER
                Vice President

                Mr. Gabriel McEver has over six years experience in the Internet sector. Mr. McEver served as President of WebEver Productions in Austin, Texas as well as Owner of McEver Studios a 3d computer animation studio. Mr. McEver most recently was Vice-President of McEver Technologies, Inc.

EXECUTIVE COMPENSATION

                The following table sets forth the annual remuneration for the highest paid officers and directors of the Company for the fiscal year ending December 31, 2000.

                        Capacities in Which Aggregate
Name                      Remuneration was Received          Remuneration
- ----------------------------------------------------------------------------
Darrell W. McEver             Chairman, President                -none
John R. Barnard               V. President                       -none
Gabriel W. McEver             V. President                       -none
Richard E. Wachs              V. President                       -none
DIRECTOR COMPENSATION

                Our directors receive no compensation for their services as directors.

DIRECTORS AND OFFICERS INSURANCE

                We are exploring the possibility of obtaining directors and officers ("D & O") liability insurance. We have obtained several premium quotations but have not entered into any contract with any insurance company to provide said coverages. There is no assurance that we will be able to obtain such insurance.

                  INVESTMENT COMPANY ACT AND OTHER REGULATION

                The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

                The Company's plan of business primarily involves the development and licensing of technology and not the selling of Securities or Futures Commodities Contracts.

                Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.


                              CERTAIN TRANSACTIONS

Issuance of Stock:
                Through 1998, to and including 2000, we issued common shares to our founders, promoters, and affiliates, which after accounting for a forward split totaled 15,000,000 shares. The issuances of the shares were pursuant to
Section 4(2) of the Securities Act of 1933, as amended.

                At the end of June, 2001 we incurred a debt of $16,954 from the five principal stockholders; we have the option to issue restricted common shares at a value of $0.10 (169,540 shares) to repay the debt or repay the debt in cash.

                            DESCRIPTION OF SECURITIES

GENERAL

                We are authorized to issue 50,000,000 shares of Common Stock, at a par value $.0001 per share. As of May 16, 2001 there are 16,838,000 shares of Common Stock outstanding. The number of shareholders as of May 16, 2001 is 36.

COMMON STOCK

                The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be, fully paid and non-assessable.

LIQUIDATION RIGHTS

                In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Warrant holders will not be entitled to liquidation rights, and will not be treated as stockholders prior to the exercise of the warrants.

                                 DIVIDEND POLICY

                We have never declared or paid cash dividends on our Common Stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

                              STOCK TRANSFER AGENT

                Our transfer agent and registrar of the Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016-3572, Tel. (908) 497-2300.

                                  LEGAL MATTERS

                There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

                                     PART II

INDEMNIFICATION OF OFFICERS AND DIRECTORS

                At present we have not entered into individual indemnity agreements with our Officers or Directors. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such case.

RECENT SALES OF UNREGISTERED SECURITIES.

Name                     Price  Shares  Aggregate Value of              Date
                         per            Purchase  Service  Certificate  of
                         share          Price     Rendered Issued       Sale


Gregory D. Jordan        0.0001  500,000  $50.00  $1000     04/01/01   01/25/01
David Abboud             0.0001  500,000  $50.00  $1000     04/01/01   11/13/00
Bert Fanette             0.0001   20,000   $2.00  $250      05/15/01   03/07/01
Sarah K. Richards-Rivera 0.0001  100,000  $10.00  $300      05/15/01   03/02/01
Rebecca Freeman          0.0001  100,000  $10.00  $300      05/15/01   02/17/01
Cathryn T. Swann         0.0001   10,000   $1.00  $250      05/15/01   03/09/01
Patricia McEver          0.0001   10,000   $1.00  Gift      05/15/01   05/15/01
Melissa McEver           0.0001   10,000   $1.00  Gift      05/15/01   05/15/01
Sherry L. Peterson       0.0001   10,000   $1.00  $250      05/15/01   01/27/01
Michelle Schwalbach      0.0001  100,000  $10.00  $550      05/15/01   02/17/01
Bob Paschal              0.0001  100,000  $10.00  $450      05/15/01   01/17/01
Denisha Martin           0.0001  100,000  $10.00  $350      05/15/01   10/03/00
Paul Douglas             0.0001   30,000   $3.00  $250      05/15/01   12/23/00
Amy Glass                0.0001   10,000   $1.00  $250      05/15/01   12/23/00
Stephanie J. Barnard     0.0001    6,000   $0.60  Gift      05/15/01   05/15/01
Stephanie V. Fontenot    0.0001   10,000   $1.00  $250      05/15/01   12/13/00
Matt Sherwood            0.0001    2,000   $0.20  $250      05/15/01   01/19/01
Cindy Barnard            0.0001   50,000   $5.00  $350      05/15/01   04/01/01
Donald Rudy              0.0001   10,000   $1.00  $225      05/15/01   02/14/01
Matt Passa               0.0001    2,000   $0.20  $250      05/15/01   01/19/01
Kyle Fitzpatrick         0.0001    2,000   $0.20  $250      05/15/01   01/19/01
Mike Giroux              0.0001    2,000   $0.20  $350      05/15/01   01/19/01
Chad Houghton            0.0001    2,000   $0.20  $225      05/15/01   01/19/01
Aaron Riddle             0.0001    2,000   $0.20  $250      05/15/01   02/15/01
Dean Sanders             0.0001   50,000   $5.00  $750      05/15/01   02/15/01
Chris  Answorth          0.0001    2,000   $0.20  $225      05/15/01   02/15/01
Fredrik Hansen           0.0001    2,000   $0.20  $225      05/15/01   02/19/01
John Silva               0.0001    2,000   $0.20  $225      05/15/01   01/19/01
John Sanders             0.0001  100,000  $10.00  $850      05/15/01   02/14/01
Jason Mathews            0.0001    2,000   $0.20  $225      05/15/01   02/20/01
Lisa Mathews             0.0001    2,000   $0.20  $225      05/15/01   02/20/01


Consideration consisted of pre-reorganization and pre-namechange consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure.

All of the investors listed above preferred stock in favor of cash because the company had limited resources.

Note 1 . These Investors have represented to Nexle Corporation that he/she may be considered to have "Sophisticated Investor" status by agreeing to these terms:
o The investor should be able to hold his/her investment for an indefinite period of time and have sufficient net worth to sustain a loss of his or her entire investment in the event such loss should occur.
o The investor must have, either alone or with his/her purchaser representative, such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of any investment contemplated.
o The investor represents that he/she has made other investments of a similar nature to any contemplated now or in the future and, by reason of this business and financial experience and of the business and financial experience of those persons he/she has retained to advise themselves with respect to any investments contemplated now or in the future, has acquired the capacity to protect his/her own interest. He/she will carefully evaluate his/her financial resources and investment position and the risks associated with any investment and acknowledge that he/she is (will be at the time of investment) able to bear the economic risks of any contemplated investment now or in the future.
o The investor represents that any contemplated investment will not exceed
20% of his/her net worth at the time of purchase (including home, furnishings, and automobiles).

Note 2
The reason for the delay in issuance of stock certificates is the company was going thru a name change, company restructuring and in the process of engaging a stock transfer agent and printing new Nexle certificates at the time.

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS DESCRIPTION OF SECURITIES:

             We are authorized to issue 50,000,000 shares of Common Stock, at a par value $.0001 per share. As of May 16, 2001 there are 16,838,000 shares of Common Stock outstanding. The number of shareholders as of May 16, 2001 is
36. As yet we have no market maker, the stock is unlisted and no market price has been set on the stock.

             We have never declared or paid cash dividends on our Common Stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

LEGAL PROCEEDINGS

             There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

NEXLE CORPORATION

                    INDEX TO FINANCIAL STATEMENTS

                                                       Page
Independent Auditors' Report                            18

Balance Sheets                                          19

Statements of Operations, Six Months Ended
     June 30, 2001 and the Period from
     Inception to December 31, 2001                     20

Statements of Stockholders' Equity                      22

Statements of Cash Flows, Six Months Ended
     June 30, 2001 and the Period from
     Inception to December 31, 2000                     23

Notes to Financial Statements                           24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders'
Nexle Corporation:

We have audited the accompanying consolidated balance sheet of Nexle Corporation (a development stage company) as of June 30, 2001 and December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 2001 and the period from inception (March 18, 1998) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Nexle Corporation as of June 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the six months ended June 30, 2001 and the period from inception (March 18, 1998) to December 31, 2000 in conformity with generally accepted accounting principles.

The accumulated deficit during the development stage for the period from date of inception to June 30, 2001 is $7,142.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has incurred net losses from operations and has not yet commenced full operation, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

HELIN & DONOVAN, PLLC

/s/ Helin & Donovan, PLLC

July 24, 2001
Austin, Texas


                                        Page 17
                                   NEXLE CORPORATION

                             (A DEVELOPMENT STAGE COMPANY)

                                     BALANCE SHEETS

                      AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

                                                    JUNE          DECEMBER
                                                  30, 2001        31, 2000
                                                 ------------   -------------
ASSETS

       Cash and cash equivalents                 $     9,053             -
       Accounts receivable, related parties            1,810             -
       Accounts receivable trade, net                    -               -
       Prepaid expenses                                  -               -
                                                 ------------   -------------
                Current Assets                        10,863             -
                                                 ------------   -------------
       Property and equipment, net (Note 4)            1,944             -
       Other assets                                      -               -
                                                 ------------   -------------
       TOTAL ASSETS                              $    12,807             -
                                                 ============   =============
LIABILITIES AND STOCKHOLDERS' EQUITY
       Accounts payable                          $     1,310             -
       Accrued compensation expense                      -               -
       Accrued expenses                                  -               -
                                                 ------------   -------------
                Current liabilities                    1,310             -
                                                 ------------   -------------
       Note Payable, related parties (Note 9)         16,954             954
                                                 ------------   -------------
                TOTAL LIABILITIES                     18,264             954
                                                 ------------   -------------
       STOCKHOLDERS' EQUITY
       Common Stock, Par value $.0001 per share,
                50,000,000 shares authorized,
                16,848,000 shares issued and
                outstanding at June 30, 2001 and
                15,000,000 shares issued and
                outstanding at December 31, 2000       1,685           1,500
       Additional Paid In Capital                        -               -
       Deficit Accumulated During the
                Development Stage                     (7,142)         (2,454)
                                                  -----------   -------------
                STOCKHOLDERS' EQUITY                  (5,457)           (954)
                                                  -----------   -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $   12,807             -
                                                  ===========   =============

See accompanying notes and independent auditors' report.


                                        Page 18

                                NEXLE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                       SIX MONTHS ENDED JUNE 30, 2001 AND

           PERIOD FROM INCEPTION (MARCH 18, 1998) TO DECEMBER 31, 2000

                                       Ended June 30,         Inception to
                                             2001           December 31, 2000
                                       -----------------    -------------------
REVENUES (Note 11)
   Sales of investments                           56,221                   -
   Cost of investments sold                       46,455                   -
                                       -----------------    -------------------
      Realized gain (loss)                         9,766                   -
   Unrealized gain (loss)
        on investments held                          -                     -
                                       -----------------    -------------------
      Gain (loss) on investments                   9,766                   -
                                       -----------------    -------------------
   Interest income                                   109                   -
   Other income                                      -                     -
                                       -----------------    -------------------
                                         $         9,875                   -
                                       -----------------    -------------------
OPERATING COSTS AND EXPENSES
   Payroll and related expenses                      -                     -
   Telephone Costs                                   -                     -
   Occupancy Costs                                 3,930                   -
   Professional fees                              10,000                   -
   Selling, General, and
       administrative costs                          392                   954
   Depreciation and Amortization                      56                   -
                                       -----------------    -------------------
   Total Operating Costs and Expenses             14,378                   954
                                       -----------------    -------------------
INCOME BEFORE INCOME TAXES                        (4,503)                 (954)
INCOME TAX EXPENSE (BENEFIT) (Note 5)                 -                     -
                                       -----------------    -------------------
NET INCOME (LOSS)                        $        (4,503)                 (954)
                                       =================    ===================
                                        Page 19

EARNINGS PER SHARE                       $          0.00                  0.00
                                       =================    ===================

See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                     SIX MONTHS ENDED JUNE 30, 2001 AND THE

           PERIOD FROM INCEPTION (MARCH 18, 1998) TO DECEMBER 31, 2000

                                             COMMON STOCK
                      --------------------------------------------------------
                                                          EARNINGS
                                                          (DEFICIT)
                                                          ACCUMULATED
                                              ADDITIONAL  DURING THE
                      NUMBER                   PAID-IN    DEVELOPMENT
                      OF SHARES     AMOUNT     CAPITAL      STAGE      TOTAL
                      ------------  ------------------------------------------
Initial capital
    contribution               300   $      -       -           -          -
Additional shares
    issued to Founders       1,200          -       -           -          -
Impact of 10,000
    to 1 stock split    14,998,500      1,500       -        (1,500)       -
Net income (loss)                -          -       -          (954)     (954)
                      ------------  ------------------------------------------
BALANCE AT
    DECEMBER 31, 2000   15,000,000   $  1,500       -        (2,454)     (954)
                      ------------  ------------------------------------------
Additional shares
    issued to
    Non-founders         1,848,000        185                  (185)       -
Net income (loss)                -          -       -        (4,503)   (4,503)
                      ------------  ------------------------------------------
BALANCE AT
    JUNE 30, 2001       16,848,000   $  1,685       -        (7,142)   (5,457)
                      ============  ==========================================

See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                     SIX MONTHS ENDED JUNE 30, 2001 AND THE

           PERIOD FROM INCEPTION (MARCH 18, 1998) TO DECEMBER 31, 2000

                                           Six Months
                                           Ended June          Inception to
                                            30, 2001        December 31, 2000
                                         ---------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                        $    (4,503)              (954)
      Adjustments to reconcile
      net income (loss)
      to net cash provided by
      operating activities:
         Depreciation and amortization               56                 -
         (Increase) decrease in:
            Accounts receivable                  (1,810)                -
            Prepaid expenses                         -                  -
            Other assets                             -                  -
         Increase (decrease) in:
            Accounts payable and
               accrued expenses                   1,310                 -
                                         ---------------    -------------------
                                                   (444)                -
                                         ---------------    -------------------
NET CASH PROVIDED (USED) BY
    OPERATING ACTIVITIES                         (4,947)              (954)
CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of equipment                     (2,000)                -
                                         ---------------    -------------------
                                                 (2,000)                -
                                         ---------------    -------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Repayments on notes payable,
       related parties                          (31,000)                -
    Borrowings on notes payable,
       related parties                           47,000                954
                                         ---------------    -------------------
                                                 16,000                954
                                         ---------------    -------------------
       NET INCREASE (DECREASE) IN CASH            9,053                 -
CASH AT BEGINNING OF YEAR                            -                  -
                                         ---------------    -------------------
CASH AT END OF YEAR                        $      9,053                 -
                                         ===============    ===================
SUPPLEMENTAL DISCLOSURE
            Income taxes paid              $         -                  -
                                         ===============    ===================
            Interest Paid                  $         -                  -
                                         ===============    ===================


See accompanying notes and independent auditors' report.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(1) ORGANIZATION AND BACKGROUND

ORGANIZATION

Nexle Corporation, a Delaware Corporation, was formed in 1998 as Integrative Technologies Corporation. Integration Technologies Corporation changed its name to Nexle Corporation in April 2001.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company, as defined in the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned operations have commenced, an immaterial amount of revenue has been realized.

NATURE OF OPERATIONS

The Company is a development stage company and has not experienced significant operations since its formation. The Company intends to develop and license and methodologies to aid companies in predicting ongoing product demand and pricing. The principal activities of the Company, from the beginning of the development stage, have been organizational matters and the issuance of stock.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Nexle Corporation conform to generally accepted accounting principles (GAAP) and to general practices within the commodities trading industry. The following summarizes the more significant of these policies.

BASIS OF FINANCIAL STATEMENTS

The financial statements include the accounts of Nexle Corporation ("the Company") as of and for the six months ended June 30, 2001 and the period from Inception (March 18, 1998) through December 31, 2000.

REVENUE RECOGNITION

The Company will primarily generate revenues from licensed royalties and service fees from each client.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTIONS

Stock that is issued for services rendered is recorded at the fair value of the stock in the year that the stock is given and recorded as an expense in the same year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CREDIT POLICY

In conjunction with the valuation of its financial instruments, the Company provides reserves for credit risks associated with such activity. Credit risk relates to the risk of loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition, collateral requirements under certain circumstances and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk. The Company minimizes this risk by dealing with major financial institutions that have high credit ratings.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of income.

The Company reviews long-lived assets and certain identifiable intangibles for impairment, based on the estimated undiscounted future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

COMPUTER SOFTWARE

Direct costs of materials and services consumed in developing or obtaining software, including payroll and payroll-related costs for employees who are directly associated with and who devote time to the software project are capitalized. Costs may begin to be capitalized once the application development stage has begun. All other costs are expensed as incurred. The Company amortizes the costs on a straight-line basis over the useful life of the software. Impairment is evaluated based on changes in the expected usefulness of the software. The Company has not capitalized any computer software development costs as of June 30, 2001.

FEDERAL INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

EARNINGS PER SHARE

Basic earnings per share are computed based upon the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is computed based upon the weighted-average number of common shares outstanding plus the assumed issuance of common shares for all potentially dilutive securities.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMMODITIES CONTRACTS

The Company accounts for commodities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137 and SFAS No. 138, and the Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

NEW ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges. The Company adopted SFAS No. 133 as of January 1, 2001.

There was no impact of The Company 's adoption of SFAS No. 133 on earnings and on "Other Comprehensive Income" because the Company was not actively involved in commodities trading.

(3) COMMON STOCK

FOUNDERS STOCK

At incorporation the Company issued stock to the initial founder of the corporation. These 300 shares were issued for consideration of $.0001 per share. Prior to December 31, 2000, the Company issued an additional 1,200 shares of stock to Company founders. Proceeds from these sales were $0.15. On May 15, 2001, the Company changed the authorized shares from 1,500 shares to 50,000,000 shares and implemented a 10,000 to 1 stock split that resulted in the 1,500 shares being converted into 15,000,000 shares of $.0001 par value per share common stock.

STOCK OPTIONS

The Company has not issued any stock options as of June 30, 2001 and does not presently have a stock option plan.

ADDITIONAL SHARES ISSUED

The Company issued an additional 1,848,000 shares of common stock to non-founders. Each share had a par value of $.0001 per share and was issued to the investors at $0.0001 a share. The stock was issued to 31 different investors. There were no proceeds from issuance of these additional shares. The Company has issued the shares but has not issued stock certificates or placed the shares with a stock agent as of June 30, 2001.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(4) PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of the following at June 30, 2001 and December 31, 2000:

                             JUNE 30, 2001                DECEMBER 31, 2000
                         -----------------------      ------------------------
                              (UNAUDITED)
Furniture and fixtures   $                   --                  -
Computer equipment                        2,000                  -
                         -----------------------      ------------------------
                                          2,000                  -
                         -----------------------      ------------------------
Accumulated depreciation                    (56)                 -
                         -----------------------      ------------------------
                         $                1,944                  -
                         =======================      ========================

Depreciation charged to operations amounted to $56 and $-- for the six months ended June 30, 2001 and the period from inception through December 31, 2000, respectively.

(5) INCOME TAXES

There was no Federal or state income tax expense for the period from inception through December 31, 2000 or for the six months ended June 30, 2001.

There were no significant deferred tax assets or liabilities at June 30, 2001 or December 31, 2000.

The Company had a remaining cumulative federal tax net operating losses (NOLs) of approximately $954 as of December 31, 2000 for tax purposes. These NOLs were generated, principally, as a result of the tax losses resulting from maintaining the legal status of the Company. The carryforwards expire as follows:

                                      REGULAR TAX         YEAR OF EXPIRATION
                                  -------------------     ------------------
                                  $         480                  2019
                                            474                  2020
                                  -------------------
                                  $         954
                                  ===================

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(5) INCOME TAXES (CONTINUED)

A reconciliation of the U.S. statutory income tax rate to the effective rate (excluding the effect of the change in tax status) for the six months ended June 30, 2001 and the period from inception through December 31, 2000 was as follows:
                                    JUNE 30, 2001     DECEMBER 31, 2000
                                    -------------     -----------------
   Tax at Federal
       Statutory rate of 35%         $    (1,576)                 (334)
   State income tax                           --                    --
   Other items                                --                    --
   Change in valuation allowance
       for tax benefits for
       deferred taxes                      1,576                   334
                                    --------------    -----------------
   Income Tax expense                $       --                     --
                                    ==============    =================

Due to of the current uncertainty of realizing the benefits of the tax carry forward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carry forward depends predominately upon the Company's ability to generate taxable income during the carry forward period. At December 31, 2000, the Corporation has provided a valuation allowance for the deferred assets associated with the NOL carryforwards.

(6) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is not a party to financial instruments with off-balance sheet risk at June 30, 2001 and December 31, 2000.

(7) EMPLOYEE BENEFITS

The Company has three employees as of June 30, 2001, each of which are shareholders and officers of the Company, and as of June 30, 2001 has not made any compensation payments. The Company intends to begin making compensation payments to these employees beginning in the second half of 2001. The Company does not currently provide for any employee benefit plans to its employees.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that The Company disclose estimated fair values for its financial instruments. The fair value estimates presented herein are based on relevant information available to management as of June 30, 2001 and December 31, 2000. Because the reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of The Company. The fair value estimates, methods and assumptions used are set forth below for The Company's financial instruments:

                                Carrying       Fair      Carrying       Fair
                                 Amount        Value      Amount        Value
                              -----------------------   ---------------------
                                   JUNE 30, 2001          DECEMBER 31, 2000
                              -----------------------   ---------------------
Cash and cash equivalents     $       9,053    9,053        --            --
Note payable, related parties        16,954   16,954       954           954

CASH AND CASH EQUIVALENTS

Carrying value approximates fair value because of the short maturity of these instruments and absence of any anticipated credit concerns.

NOTE PAYABLE, RELATED PARTIES

The Company's notes payable are due on demand and, accordingly, the carrying amount of debt instruments approximates fair value.

(9) RELATED PARTY TRANSACTIONS

The Company is party to transactions with affiliates through common ownership in the normal course of business. Some of the more significant related party transactions follow:

The Company entered into an informal agreement with three of its shareholders to provide assistance to the Company in the formation of its corporate structure and to use their contacts in assisting with the development of a public market for the Company's common stock. The shareholder employees have not received any compensation to date for their efforts.

The Company has a note payable agreement with certain shareholders that allows for advances up to a cumulative $47,954 in outstanding principal balance. The note payable has an unpaid principal balance of $16,954 at June 30, 2001 and $954 at December 31, 2000. The outstanding principal, if not paid earlier, is due and payable on December 31, 2002. The note is unsecured and non-interest bearing. At the option of the Company or the note holders the notes payable can be converted into restricted common stock of the Company at $0.10 per share.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(10) COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and office equipment follows:

           YEAR ENDING DECEMBER 31,      LEASE COMMITMENT
           -------------------------------------------------------
           2001                          $ 7,860
           2002                          $ 3,930
           2003                          $   --
           2004                          $   --
           2005                          $   --
           Thereafter                    $   --

Lease expense was approximately $3,930 and $-- for the six months ended June 30, 2001 and the period from inception through December 31, 2000, respectively. The total amount of base lease payments is being charged to expense on the straight-line method over the term of the lease.

LITIGATION

At June 30, 2001 and December 31, 2000, the Company was not involved in any litigation or active legal actions.

(11) CONCENTRATIONS

The Company has customer concentrations (revenue in excess of 10% of total revenue) with certain customers for the six months ended June 30, 2001 as follows: The substantial amount of the Company's revenues came from the sale of equity securities (publicly traded common stock) of one company.

In the future the Company intends to concentrate its investments in commodities in gas contracts and their derivatives. The Company may enter into contracts with a limited number of counterparties. This concentration of counterparties may impact the Company 's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on the Company 's policies, its exposures and its credit reserves, the Company does not anticipate a materially adverse effect on financial position or results of operations as a result of counterparty nonperformance.

                                NEXLE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND DECEMBER 31, 2000

(12) GOING CONCERN

From the date of inception to June 30, 2001, the Company has yet to commence receiving a material amount of revenue and has generated insufficient income from operations from operating activities which raise substantial doubt about its ability to continue as a going concern.

Management will work to establish a niche for its technology that will generate significant revenues, and cash flows to support operations.

The Company's ability to continue as a going concern is dependent upon achieving profitable operations, and obtaining additional funding from current shareholders, officers, and note holders of the Company.

There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   SIGNATURES

                In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         (Registrant)        NEXLE CORPORATION

Date March 05, 2002                          By /s/Darrell W. McEver
                                             Darrell W. McEver, President and
                                             Chairman of the Board of Directors



Date March 05, 2002                          By /s/John R. Barnard
                                             John R. Barnard
                                             Senior Vice President



Date March 05, 2002                          By /s/Gabriel W. McEver
                                             Gabriel W. McEver
                                             Vice President

                                    EXHIBITS
                                Index to Exhibits
------------------------------------------------------------------------------
 EXHIBITS
SEC REFERENCE   TITLE OF DOCUMENT                    LOCATION
 NUMBER
------------------------------------------------------------------------------
 3.1            Certificate of Incorporation         This Filing Page
------------------------------------------------------------------------------
 3.2            Amendment to Certificate             This Filing Page
                of Incorporation - Name Change
------------------------------------------------------------------------------
 3.3            Amendment to Certificate             This Filing Page
                of Incorporation - Stock Split
------------------------------------------------------------------------------
 3.4            Bylaws                               This Filing Page
------------------------------------------------------------------------------
 10.1           Lease Agreement on the premises      This Filing Page
------------------------------------------------------------------------------
 11.1           Statement re: Computation            This Filing Page
                of per share earnings
------------------------------------------------------------------------------